Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, December 4, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 27 to December 1, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27/11/2023	381,911	62.972307	24,049,816.74	XPAR
27/11/2023	225,000	62.980863	14,170,694.18	CEUX
27/11/2023	40,000	62.990741	2,519,629.64	TQEX
27/11/2023	20,000	62.990153	1,259,803.06	AQEU
28/11/2023	353,441	63.156601	22,322,132.21	XPAR
28/11/2023	200,000	63.133750	12,626,750.00	CEUX
28/11/2023	50,000	63.134749	3,156,737.45	TQEX
28/11/2023	30,000	63.145328	1,894,359.84	AQEU
29/11/2023	363,536	62.152833	22,594,792.30	XPAR
29/11/2023	200,000	62.162456	12,432,491.20	CEUX
29/11/2023	50,000	62.158516	3,107,925.80	TQEX
29/11/2023	30,000	62.158661	1,864,759.83	AQEU
30/11/2023	389,149	62.757147	24,421,881.00	XPAR
30/11/2023	200,000	62.778070	12,555,614.00	CEUX
30/11/2023	50,000	62.780835	3,139,041.75	TQEX
30/11/2023	30,000	62.781441	1,883,443.23	AQEU
01/12/2023	400,022	62.397308	24,960,295.94	XPAR
01/12/2023	200,000	62.397693	12,479,538.60	CEUX
01/12/2023	54,108	62.398322	3,376,248.41	TQEX
01/12/2023	34,999	62.397790	2,183,860.25	AQEU
Total	3,302,166	62.686072	206,999,815.42

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).